UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

Hunter Maritime Acquisition Corp.

(Name of Issuer)

Class A Common Shares, par value $.0001 per share

(Title of Class of Securities)

Y37828111

(CUSIP Number)

Ever Step Holdings Limited
c/o Tower A, WangXin Building
28 Xiaoyun Rd
Chaoyang District, Beijing, 100027

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 21, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

_______________________

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however see the Notes).

CUSIP No. Y37828111	13D

1	NAME OF REPORTING PERSON Ever Step Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 17,625,804 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 17,625,804 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,625,804 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.6%
14	TYPE OF REPORTING PERSON* OO

(1) Ever Step Holdings Limited is owned and controlled by Chong Sing Holdings FinTech Group Limited.

CUSIP No. Y37828111	13D

1	NAME OF REPORTING PERSON Chong Sing Holdings FinTech Group
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 17,625,804 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 17,625,804 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,625,804 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.6%
14	TYPE OF REPORTING PERSON* OO

(1) Consists of 17,625,804 shares owned by Ever Step Holdings Limited.

Item 1.	Security and Issuer.

This statement relates to the shares of Class A Common Stock, par value $.0001 per share (“Common Stock”), of Hunter Maritime Acquisition Corp., a company incorporated under the laws of the Marshall Islands (the “Company”). The address of the Company's principal executive office is Tower A, WangXin Building, 28 Xiaoyun Rd, Chaoyang District, Beijing, 100027.

Item 2.	Identity and Background.

(a)       This Schedule 13D is filed by Ever Step Holdings Limited and Chong Sing Holdings FinTech Group Limited.

(b)       The business address for Ever Step Holdings Limited and Chong Sing Holdings FinTech Group Limited is c/o Hunter Maritime Acquisition Corp., Tower A, WangXin Building, 28 Xiaoyun Rd, Chaoyang District, Beijing, 100027.

(c)       Ever Step Holdings Limited is a stockholder of the Company and its business is investment holding. Chong Sing Holdings FinTech Group Limited is a leading integrated FinTech group with a focus on providing online financial services to SMEs, merchants and individuals in China and Asia through internet and mobile solutions.

(d)       During the past five years neither Ever Step Holdings Limited and Chong Sing Holdings FinTech Group Limited have been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e)       During the past five years neither Ever Step Holdings Limited and Chong Sing Holdings FinTech Group Limited have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       Ever Step Holdings Limited is a British Virgin Islands company. Chong Sing Holdings FinTech Group is a Cayman Islands company and a registered non-Hong Kong company under Part 16 of the Companies Ordinance of Hong Kong.

Item 3.	Source and Amount of Funds and Other Consideration.

On March 21, 2019, Ever Step Holdings Limited, which is owned and controlled by Chong Sing Holdings FinTech Group Limited, acquired 17,625,804 shares of Class A Common Stock pursuant to the merger (the “Merger”) of NCF Wealth Holdings Limited (“NCF”) with a wholly owned subsidiary of the Issuer upon exchange of all of the membership interests in NCF owned by Ever Step Holdings Limited. In connection with the Merger, the Issuer acquired 100% of the membership interests in NCF.

Item 4.	Purpose of Transaction.

Ever Step Holdings Limited acquired its shares of Class A Common Stock pursuant to the Merger described in Item 3.

By way of ownership of Ever Step Holdings Limited, Chong Sing Holdings FinTech Group Limited’s 17,625,804 shares of Class A Common Stock beneficially owned were acquired pursuant to the Merger described in Item 3.

Other than Ever Step Holdings Limited’s and Chong Sing Holdings FinTech Group Limited’s beneficial ownership of the shares of Class A Common Stock described in this Schedule 13D, the transaction described above, Ever Step Holdings Limited and Chong Sing Holdings FinTech Group Limited do not have any current plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of the securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any other person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act; or (j) any similar action to those enumerated above.

Item 5.	Interest in Securities of the Company.

(a)	Aggregate Beneficial Ownership:

As of March 21, 2019, Ever Step Holdings Limited is the owner of 17,625,804 shares of Class A Common Stock, representing 8.6% of the total issued and outstanding shares of Class A Common Stock.

As of March 21, 2019, Chong Sing Holdings FinTech Group Limited is the beneficial owner of 17,625,804 shares of Class A Common Stock, which shares are comprised of the total number of shares of Class A Common Stock owned by Ever Step Holdings Limited, representing 8.6% of the total issued and outstanding shares of Class A Common Stock.

The percentage reported herein above is calculated based on 204,041,004 shares of Class A Common Stock outstanding on March 21, 2019.

(b)	Power to Vote and Dispose of the Issuer Shares:

Ever Step Holdings Limited has no voting and dispositive power with respect to the 17,625,804 shares of Class A Common Stock reported on this Schedule 13D.

Chong Sing Holdings FinTech Group Limited has sole voting and dispositive power with respect to the 17,625,804 shares of Class A Common Stock reported on this Schedule 13D.

(c)	Transactions Effected During the Past 60 Days:

Ever Step Holdings Limited and Chong Sing Holdings FinTech Group Limited have not effected any transactions in the shares of Class A Common Stock during the past 60 days, other than as described in this Schedule 13D.

(d)	Right of Others to Receive Dividends or Proceeds of Sale:

None.

(e)	Date Ceased to be the Beneficial Owner of More Than Five Percent:

Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Pursuant to and in accordance with the terms of the Merger, a certain registration rights agreement dated March 21, 2019 (the “Registration Rights Agreement”) was entered into and Ever Step Holdings Limited and other shareholders of the Company were parties to such Registration Rights Agreement. The Registration Rights agreement provides certain registration rights to the shareholders.

Item 7.	Materials to be Filed as Exhibits.

Exhibit No.	Description
4.5	Registration Rights Agreement dated March 21, 2019, by and between the Company and Zhenxin Zhang, as the representative of and attorney-in-fact for each of the parties named therein. (Incorporated by reference to the Company’s Shell Company Report on Form 20-F dated March 27, 2019)

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: April 23, 2019

EVER STEP HOLDINGS LIMITED

By:	/s/ Phang Yew Kiat
Name:	Phang Yew Kiat
Title:	Director

CHONG SING HOLDINGS FINTECH GROUP LIMITED

By:	/s/ Phang Yew Kiat
Name:	Phang Yew Kiat
Title:	Executive Director, Vice-Chairman and Chief Executive Officer

JOINT FILING AGREEMENT

In accordance with Rule 13d-k(1) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Class A Common Shares of Hunter Maritime Acquisition Corp. and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement this 23rd day of April, 2019.

EVER STEP HOLDINGS LIMITED

By:	/s/ Phang Yew Kiat
Name:	Phang Yew Kiat
Title:	Director

CHONG SING HOLDINGS FINTECH GROUP LIMITED

By:	/s/ Phang Yew Kiat
Name:	Phang Yew Kiat
Title:	Executive Director, Vice-Chairman and Chief Executive Offier